

SSA STEINBERG SPORTS ACADEMY

$5,000,000	$500,000	$250.00	$250.00
Maximum Offering	Target Offering	Minimum Investment	Share Price

INVEST NOW ☰

Excellence is our standard and success is our expectation

INVEST NOW

VIEW THE FORM C

$5,000,000	$500,000	$250.00	$250.00
Maximum Offering	Target Offering	Minimum Investment	Share Price

Convertible Debt Offering

Offering Ends June 1, 2024

The Offering

The Academy provides a path to distinction in every discipline from sports to business competencies, to arts and sciences, and to technology careers. Our strategic business plan and implementation initiative has the advantage of both business practitioner and academic leadership experience to provide integrated perspectives at the highest level. The entities involved include Strategic Alliance Global LLC, Leigh Steinberg Sports, and Legacy Sport USA. They have joined forces to establish a shared vision of providing a superior alternative to the traditional education environment, and collaborate on excellence in sports and in academia to provide a distinctive set of complementary core competencies unmatched by any high school in the nation.





Approach & Methodology

The Academy's unique approach to excellence has been inspired by the changes in the evolution of learning and the demands of the business environment. Our methodology includes a dedicated commitment to quality, distinction, and value. It integrates higher order thinking concepts such as Socratic analysis, critical thinking, cognitive dissonance, decision making skills, leadership, and entrepreneurship, to better prepare students for success regardless of their career track. These are combined with traditional academic core instruction to better prepare young learners for personal and enterprise success.



Just 23% of the graduating class of 2022 could read at grade level

Terms

Offering Type:	CF
Security Type:	Convertible Debt
Preferred Return:	20%
Maximum Offering:	$5,000,000
Target Offering:	$500,000
Minimum Investment:	$250.00
Broker Dealer:	Andes Capital
Transfer Agent:	KoreConX
Escrow Agent:	North Capital Private Securities

Use of proceeds if the offering's maximum amount of $5,000,000 is raised:



59%	19%	17%	6%
$68,102	**$21,935**	**$19,781**	**$6,766.00**
General & Administrative	Sales & Marketing	Costs of Goods Sold	Other

Steinberg Sports Academy Vision

There is no question that our children deserve access to the highest quality education possible. The "Steinberg Sports Academy" (SSA) has established the goal of becoming the new prestigious "destination of choice" for excellence in every aspect of an adolescent's high school developmental and educational journey.

The vision is strengthened by a quality-driven appreciation for "next generation" learning, community involvement, a willingness to leverage an expanding collaborative approach, and academic leadership that respects traditional scholarly principles while adapting to the changing dynamics that shape new educational options.

Located in Mesa Arizona, contiguous with the 320- acre world-class Bell Bank Park, it is designed to become an elite educational experience at the highest levels in academics, sports, and personal development.

Academic Focus

SSA's unique approach to excellence has been inspired by the changes in the evolution of learning and the demands of the business environment. Our methodology includes a dedicated commitment to quality, distinction, and value.

In collaboration with our university partnerships, the Academy offers a dual degree program allowing junior and senior students on a specific curriculum track to graduate with a high school diploma and the equivalent of two-year college degree credits.

A Dual Degree program with dedicated commitment to quality, distinction, and value. Elite athletic programs.

INVEST NOW   **VIEW FORM C**



A dual degree program like no other, Athletic programs that mean business

Leadership Team

Leigh Steinberg

During his 49-year career, Leigh has represented over 300 professional athletes in football, baseball, basketball, boxing, and Olympic sports. He has represented the No. 1 overall pick in the NFL draft a record eight times. Leigh is often credited as the real-life inspiration for the sports agent in Cameron Crowe's film Jerry Maguire in 1996.







John Strahl

John Strahl is the President of Steinberg Sports & Entertainment, which provides representation, marketing, contract negotiation, advertising, and management for elite athletes.

Dr. Ray Powers

Dr. Ray Powers serves as the CEO & Managing Partner of Steinberg Sports Academy. With a dual degree program and innovative higher-order thinking curriculum, the Academy is designed as an elite educational experience at the highest levels in academics, sports, and personal development. Dr. Powers is also the President & CEO of Envisage Global, an international "continuing education" provider that partners with universities and other world-class training partners.





We're Changing The Landscape Of The Prep School Experience, Together We Build Dreams

Regulation CF FAQ:

What are Investment Limits for Reg CF funds? —

Anyone can invest in a Regulation Crowdfunding offering. Because of the risks involved with this type of investing, however, you may be limited in how much you can invest during any 12-month period in these transactions. If you are an accredited investor (see definition below), then there are no limits on how much you can invest.

For Non-Accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income.

If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

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